

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 11, 2009

Via Mail and Fax

Brian J. Rice
Executive Vice President and Chief Financial Officer
Royal Caribbean Cruises LTD.
1050 Caribbean Way
Miami, FL 33132

RE: Royal Caribbean Cruises LTD.
File Number: 001-11884
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2009

Dear Mr. Rice:

We have reviewed your correspondence dated July 24, 2009, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Property and Equipment, page F-8

1. Refer to your response to prior comment number 4. Please include in your intended expanded disclosure indicated in the response to comment number 6 in your letter to us dated June 4, 2009 the rationale indicated in the three bullets in support of why the costs of the referenced activities, and to the extent applicable to the costs of other activities, are considered to be drydocking costs. Further, it appears to us that the referenced activities are only performed during a PMMA specifically for certification purposes and not otherwise routinely periodically performed to maintain a vessel's designed and intended operating capability. To the extent this is true for the referenced activities and other activities that are performed only in conjunction with a PMMA, please emphasize this point in your disclosure. Additionally, please disclose

in critical accounting policies under the section for "Ship Accounting" the significant judgments associated with distinguishing costs of activities between repair and maintenance and drydocking.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis
Liquidity and Capital Resources
Sources and Uses of Cash, page 32

2. We note that you cite the decrease in your results of operations in partial explanation for the decrease in cash flow generated from operations. Please note that reference to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash flow generated from operations in terms of cash. In this regard, please disclose in terms of cash the reasons and related underlying drivers associated with the decrease in cash flow generated from operations in addition to that cited with respect to customer deposits. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with a copy of your disclosure revised in consideration of the above.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief